EXHIBIT 10.1


CCG Investor Relations                                  Retalix Ltd.
Crocker Coulson, President                              Barry Shaked, CEO
(310) 231-8600                                          Danny Moshaioff, CFO
crocker.coulson@ccgir.com                               (011) 972-9-776-6677
                                                        (760) 931-6940

FOR IMMEDIATE RELEASE
----------------------

              Retalix Ltd. Honored as a Red Herring Small Cap 100



Ra'anana, Israel, December 13, 2005 - Retalix Ltd. (NASDAQ: RTLX), a leading provider of enterprise-wide software solutions to retailers and distributors worldwide, announced today that it has been selected by Red Herring magazine as one of the inaugural Red Herring Small Cap 100. The editors of Red Herring evaluated over 2,500 technology companies from North America, Europe, and the Asia-Pacific region for the award.


The Red Herring Small Cap 100 were selected for their innovative technology and smart business models that nurture growth and profitability. Red Herring's Innovation Index, global perspective, and provocative outlook on the technology landscape make this list a unique tool for technology and financial executives.


"The winners on this list are the most competitive, the most innovative, and the most promising technology companies in the small-cap segment. We hope that the Red Herring Small Cap 100 list will shine the light on them that they deserve," said Joel Dreyfuss, Editor-in-Chief of Red Herring magazine.


"We are pleased to be recognized for our market leadership and innovative vision of Synchronized Retail and Distribution," said Barry Shaked, Chairman, President and CEO of Retalix Ltd. "This strategy is critical to our customers, providing them with enterprise solutions encompassing every aspect of the retail value chain from point-of-sale to warehouse and distribution."


The award ceremony for the Small Cap 100 will be held during the Red Herring Fall 2005 conference, December 13th-15th in San Francisco, California. All award winners will be profiled in issue #47 of Red Herring magazine, on sale December 12th, which also contains Red Herring's Top 10 Trends for 2006. The full list can also be viewed at http://www.herringevents.com.



About Retalix Ltd.
Retalix is an independent provider of enterprise-wide software solutions to retailers and distributors. With more than 34,000 sites installed across 50 countries, Retalix solutions serve the needs of multi-national grocery chains, convenience and fuel retailers, food service operators, food and consumer goods distributors and independent grocers. The Company offers a full portfolio of software applications that automate and synchronize essential retailing, distribution and supply chain management operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through more than 1,300 employees in its various subsidiaries and offices worldwide. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Plano, Texas.

Retalix on the web: www.retalix.com



About Red Herring Events
Red Herring events have long delivered clear and intelligent insight into the critical trends shaping the future of technology. We bring together industry leaders, venture capitalists, entrepreneurs, and our own business intelligence team to share ideas and present our research-based discoveries. Participants explore the strategic shifts and disruptive impact that new technologies will have in key U.S. and international markets. Along the way, they will get a glimpse of the future. Additional information is available at http://www.redherring.com/events.


Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2004, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

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